UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, DC

Public Utility Holding Company Act of 1935
File No. 70-07018

In the Matter of
CONESVILLE COAL PREPARATION COMPANY
Canton, Ohio

THIS IS TO CERTIFY THAT CONESVILLE COAL PREPARATION COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated October 29, 1984, provides on Exhibits 1 through 5 the following information for the period April 1, 2004 through June 30, 2004:

a) corporate statements of income by month;
b) corporate balance sheets by month;
c) statements of quantities of coal processed and customer billings for coal washing services by month;
d) summary of expenses related to the operations of the coal washing facilities by month, and;
e) the price per ton of coal deliveries by month.

Certificate of Notification is filed pursuant to the Commission’s Order in this proceeding for the period of April 1 to June 30, 2004.

CONESVILLE COAL PREPARATION COMPANY

By: /s/ Joseph M. Buonaiuto

Joseph M. Buonaiuto
Controller and Chief Accounting Officer
Conesville Coal Preparation Company

FILE NO.
070-07018

CONESVILLE COAL PREPARATION COMPANY
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 23463
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2004

CONTENTS
Exhibit
Statements of Income	1

Balance Sheets	2

Statements of Quantities of Coal Processed and
Customer Billings for Coal Washing Services	3

Statements of Cost of Operation	4

Price Per Ton of Coal Deliveries	5

Exhibit 1

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF INCOME
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2004
(UNAUDITED)

	Month Ended			Three Months Ended
	April 30, 2004	May 31, 2004	June 30, 2004	June 30, 2004
	(in thousands)

OPERATING REVENUES - Services to Parent	$691	$633	$914	$2,238

COST OF OPERATION	683	612	931	2,226

OPERATING INCOME (LOSS)	8	21	(17)	12

NONOPERATING INCOME	2	1	2	5

INCOME (LOSS) BEFORE FEDERAL INCOME TAXES AND INTEREST CHARGES	10	22	(15)	17

INTEREST CHARGES	-	12	-	12

FEDERAL INCOME TAX EXPENSE (CREDIT)	4	4	(21)	(13)

NET INCOME	$6	$6	$6	$18

The common stock of the Company is wholly-owned by Columbus Southern Power Company.

Exhibit 2

CONESVILLE COAL PREPARATION COMPANY
BALANCE SHEETS
BY MONTH-END, FOR THE QUARTER ENDED JUNE 30, 2004
(UNAUDITED)

	April 30, 2004	May 31, 2004	June 30, 2004
	(in thousands)

ASSETS
MINING PLANT
Mining Plant in Service	$1,760	$1,765	$1,764
Accumulated Amortization	1,461	1,469	1,477

NET MINING PLANT	299	296	287

OTHER PROPERTY AND INVESTMENTS	73	68	63

CURRENT ASSETS
Cash and Cash Equivalents	2	2	2
Accounts Receivable - General	20	19	12
Accounts Receivable - Affiliated Companies	691	633	914
Advances to Affiliates	1,887	1,880	1,632
Materials and Supplies	1,337	1,343	1,350
Other	28	29	29

TOTAL CURRENT ASSETS	3,965	3,906	3,939

DEFERRED INCOME TAXES	1,678	1,704	1,724

DEFERRED CHARGES	28	133	14

TOTAL	$6,043	$6,107	$6,027

CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY
Common Stock - Par Value $1,000:
Authorized - 500 Shares;Outstanding - 100 Shares	$100	$100	$100
Accumulated Other Comprehensive Loss	(66)	(66)	(66)
Paid-in Capital	400	400	400
Retained Earnings	1,263	1,269	1,275

TOTAL SHAREHOLDER'S EQUITY	1,697	1,703	1,709

OTHER NONCURRENT LIABILITIES	3,261	3,340	3,371

CURRENT LIABILITIES
Accounts Payable - General	179	317	175
Accounts Payable - Affiliated Companies	61	62	44
Taxes Accrued	114	163	164
Other	492	522	472

TOTAL CURRENT LIABILITIES	846	1,064	855

OTHER DEFERRED CREDITS	239	-	92

TOTAL	$6,043	$6,107	$6,027

Exhibit 3

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
CUSTOMER BILLINGS FOR COAL WASHING SERVICES
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2004

Services Rendered to Columbus Southern Power Company's Conesville Plant*	Raw Coal Input	Rejects	Clean Coal Output	Average Unit Price	Amount
(Month/Year)	(tons)	(tons)	(tons)	(per ton)	(000)

April 2004	154,827	22,291	132,536	$5.21	$691

May 2004	137,560	17,810	119,750	$5.28	$633

June 2004	206,076	26,291	179,785	$5.09	$914

*Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company and Columbus Southern Power Company, the parent of Conesville Coal Preparation Company

Exhibit 4

CONESVILLE COAL PREPARATION COMPANY
STATEMENTS OF COST OF OPERATION
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2004

	April 2004	May 2004	June 2004	Three Months Ended June 30, 2004
	(in thousands)

Labor-UMW*	$214	$196	$212	$622
Benefits-UMW*	20	130	104	254
Operating Materials	66	55	23	144
Maintenance - Materials and Services	91	111	76	278
Electricity	44	35	47	126
Other Billed Services	19	174	29	222
Taxes Other Than Income Tax	20	16	15	51
Rentals	204	207	223	634
Depreciation	8	8	8	24
Cleaning Cost Normalization**	(112)	(342)	196	(258)
Other	109	22	(2)	129

Total	$683	$612	$931	$2,226

* United Mine Workers of America.

** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an “overall” company basis (i.e., not itemized) and is eliminated by year-end.

Exhibit 5

COLUMBUS SOUTHERN POWER COMPANY
PRICE PER TON OF COAL DELIVERIES
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2004

	April 2004		May 2004		June 2004

Clean Coal Deliveries from Conesville Coal
Preparation Plant (a)	36.80	*	34.53	*	33.16	*

(a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus Southern Power’s Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.

* Average price per ton.